Exhibit 99.1

Stantec to Lead Environmental Assessment for

Deepwater Wind Project in Maryland

Once complete, the 120-megawatt offshore Skipjack Wind Farm will serve the state’s Eastern Shore

EDMONTON, AB; NEW YORK, NY; OCEAN CITY, MD (May 31, 2018) TSX, NYSE: STN

Global design firm Stantec has been selected to lead environmental assessment for the Skipjack Wind Farm, an offshore wind project being developed by Deepwater Wind off the coast of Maryland. Known as America’s leading offshore wind developer, Deepwater Wind is the only company to fully build and operate an offshore wind farm in the United States, the Block Island Wind Farm located off the coast of Rhode Island.

Deepwater Wind’s 120-megawatt Skipjack Wind Farm is Maryland’s first offshore wind farm, with the potential to deliver enough renewable energy to power 35,000 Maryland homes.

Stantec, which has a team based locally in Laurel, Maryland, along with technical and regulatory experts along the East Coast, will lead a team of local biologists, engineers, marine archaeologists, and other researchers to conduct extensive marine and environmental assessments. Stantec is supported by Maryland-based environmental firms to facilitate the project’s state and federal permitting efforts.

“We are committed to supporting Deepwater Wind through a streamlined and thorough process in the assessment and permitting of this milestone renewable energy project,” said Diane Sullivan, sector leader for Renewable Energy at Stantec. “With the ongoing expansion of the off-shore wind energy sector along the East Coast, the Stantec team provides a unique set of skills and expertise to support clients in the planning and delivery of such complex energy generation projects. Stantec brings over 30 years’ experience in wind energy project development, permitting and marine systems, coupled with a diverse local team of environmental specialists and scientists, to deliver comprehensive, tailored guidance and project solutions.”

Deepwater Wind has secured the rights to acquire the site’s federal lease, with the Maryland Public Service Commission designating the Skipjack Wind Farm a “Qualified Offshore Wind Project” in May 2017.

With more than 22,000 employees, Stantec is ranked as a top ten global environmental firm and a top ten global design firm by Engineering News Record. The firm is also ranked as a top ten architecture firm by Architectural Record. Locally, Stantec has over 200 employees in three offices across Maryland. Additionally, Stantec’s 2,700-person multidisciplinary environmental services team includes senior professionals located across more than 250 offices in North America who deliver local expertise supported by global perspectives.

Stantec’s professional scientists and engineers provide in-depth technical expertise and regulatory knowledge. The environmental services team also includes Professional Wetland Scientists, Professional Soil Scientists, Certified Wildlife Biologists, Coastal Resource Specialists, Certified Fisheries Biologists and Protected Species Observers.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking StatementsThis news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: (949) 923-6085	Ph: (780) 969-2018
Danny.Craig@stantec.com	Cora.Klein@stantec.com

Design with community in mind